Exhibit G

Supporting Statement

We believe that the role of the Board is to provide independent oversight of management and the role of the CEO and management is to run the Company. The current Chair and CEO has been the CEO of the Company since 2004 and its Chairman of the Board since 2006. The Company has designated a board member as lead independent director whose long tenure as a Board member and lead director calls into question the ability to provide independent oversight of management and the Company. We believe the Company should create a stronger governance structure going forward, beginning with the separation of the roles of the Chair and the CEO.

Stockholders are best served by a separate Board Chairman who can provide a balance between the CEO and the Board. The primary duty of the Board of Directors is to oversee the management of a company on behalf of stockholders. A CEO serving as Chairman can result in excessive management influence on the Board and weaker oversight of management. We urge the Company’s Board to segregate these roles and appoint a Board Chair as distinct from the CEO during the near term succession of the CEO.

We believe that this would enhance the independent oversight of management and is being increasingly adopted by public companies. Spencer Stuart recently issued a report noting that over 90 percent of companies in the S&P 500, with new CEOs, split the role of CEO and Chairman. While we support the incoming CEO in his role as CEO, we encourage the Board to follow best governance practices and also note that the incoming CEO does not have prior public company board experience.

We believe there are many additional compelling reasons why the Company would benefit from creating a stronger governance structure and that separation of Chair and CEO would further the Company’s ability to improve its governance. The following facts are indicative of the clear need to enhance governance through a structural approach and raise concerns about Board independence:

•	Lack of responsiveness to shareholder concerns e.g., a persistent “Say for Pay” issue from 2015 to 2020 with a failed “Say for Pay” vote in 2019.

•	No published governance practice change except extension of age limit from 72 to 75 during the last decade.

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No periodical rotation of Committee Chairs. Tenure of key Committee Chairs, namely, Governance, Audit and Compensation are 15, 13 and 14 years respectively with Compensation Chair change in 2019 only after a failed “Say for Pay” vote.

•	Lack of shareholder rights that are today the norm – proxy access and right to call special meetings in between annual general meetings.

We believe the issues noted above contribute to the inability of the Board to provide independent oversight of management and the Company, with a combined Chair and CEO position being the primary contributor. We believe a stronger and more independent governance structure can unlock value for all stockholders. Improving Board oversight of management, meaningful shareholder engagement, and the integration of Board accountability mechanisms across the Company’s governance policies and practices, are integral to the creation of long-term shareholder value.